December 14, 2010

John P. Nolan
Senior Assistant Chief Accountant
C/o Babette Cooper
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Las Vegas Railway Express, Inc.
Form 10-K for Fiscal year Ended
March 31, 2010
Forms 10-Q for Fiscal Quarter Ended
June 30, 2010 and September 30, 2010
File No. 333-144973

Dear Ms. Cooper:

In response to your letter dated November 19, 2010, here are the answers as follows:

Form 8-K Item 9.01 filed January 28, 2010

1.
In your Form 8-K, you state you will file the financial statements and pro forma financial information of Las Vegas Railway Express on or before April 2,2010.  However, per our review of your Forms 8-K filed, we did not note any financial statements or pro forma financial information pertaining to Las Vegas Railway Express. Financial statements of an acquired business must be filed in an amended Form 8-K not later than 71 calendar days after the day that the initial report on Form 8-K must be filed.-Please tell us why you have net yet filed the required financial information and when you plan to do so.

Response

See EXHIBIT I attached.

Form 10-K as of March 31, 2010

2.
While your discussion of the results of operations and cash flows reports the changes that took place from fiscal year 2009 to 2010, it does not discuss the reasons for any of the changes. Please revise future filings to include such disclosures.

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

Response

Selling, general and administrative, (SG&A), expenses were $729,298.62, for the year ended March 31, 2010, as compared to $1,116,494 for the year ended ended March 31, 2009, an decrease of $387,195 or 53%. This was primarily due to significant decreases in office, travel and medical insurance expenses.  For the year ended March 31, 2009, there was an increase of $448,609, or 40%, as compared to the March 31, 2008 amount $667,885.

Salary and payroll taxes were $797,391 for the year ended March 31, 2010 as compared to $1,219,313 for the year ended  March 31, 2009, decrease of $421,922 or 35% due to the decrease in operating activities as the Company re-evaluated its operations and changed focus of its business plan.   For the year ended March 31, 2009, there was an increase of $538,654, or 79%, as compared to the March 31, 2008 amount $680,658.

Professional fees were $752,552 (including expenses from discontinued operations) compared to $162,593, a increase of $589,957 or 362.8%.  This was due to the expenses required for the change in business operations and acquisition of Las Vegas Railway Express.  For the year ended March 31, 2009, there was an decrease of  $206,525 or 56% as operations were implemented in 2008 with startup costs.

3.
As a related matter, please tell us and revise future filings to disclose the reason for the $800,000 increase in stock subscription payable in 2010. We note your disclosure on page 41 which states you owe 16,000,000 shares of stock "which are to be issued upon the completion of certain agreements between the company." Please tell us if the stock subscription payable pertains to the 16,000,000 shares. Also, please tell us and review future filings to discuss the agreements that need to be completed for these snares to be issued.

Response

The stock subscription payable is related to the asset purchase agreement with Las Vegas Railway, Inc. and pertains to the 20,000,000 shares to be issued upon completion of certain milestones by the Company.  There were 16,000,000 shares undistributed at March 31, 2010.

•	4,000,000 shares upon closing of asset purchase agreement;
•	2,000,000 shares upon procurement of approval from Union Pacific Railroad to allow operation on UP trackage;
•	2,000,000 shares upon procurement of approval from Burlington Northern Santa Fe Railway to allow operation on BNSF trackage;
•	4,000,000 shares upon procurement of a train railset of passenger cars available for operation;
•	4,000,000 shares upon procurement of a train haulage agreement of passenger cars by an approved haulage company such as Amtrak, Herzog, Rail America, or any Class 1 railroad company.
•	4,000,000 shares upon first actual operating run.

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

Statement of Cash Flows, page 16

4.
We note the significant sales of loans held for investment that you made during the year ending March 31, 2009. However, the sale of the loans held for investment appear to be classified as operating activities as opposed to investing activities in your statement of cash flows. Please explain your basis for your current classification and provide us with the accounting guidance you relied on to support your presentation.

Response

In the Form 10-K for March 31, 2009, it was detailed that the Company acquired non-performing loans for the purpose of “re-performing” the loans to either sell to bulk purchasers or refinancing the borrower out of the loan.  The financial statements for the predecessor entity that originally acquired the loans stated that the loans were “scheduled to be re- performing or sold at foreclosure during the next twelve months and liquidated for cash.”  The loans were not intended to be “held for investment.”  We believe that the March 31, 2009 financial statements did not describe the loan portfolio correctly.  The description of “Mortgage Loan Pool” as described in the restated financial statements included in the March 31, 2010 financial statements and Form 10-K.  As of March 31, 2010, the loan portfolio is included in discontinued operations.

5.
Your report $5,015,485 of "acquisition of loan pool" as a cash flow from financing activity in your statement of cash flows as of March 31, 2008. However, on page 23 you state that you issued stock and warrants valued at $5,015,485 for the acquisition of the mortgage loans. Accordingly, it appears this transaction is a non-cash activity and should not be reported as cash flows from financing activities. Furthermore, you state in your response letter dated February 26, 2010 that the warrants issued for the loan pool purchase took place on November 1, 2008 which would result in a non-cash flow activity for the year ending March 31, 2009 and not March 31, 2008. Please explain to us your current accounting and the guidance you relied on to support your presentation.

Response

See EXHIBIT II revised Statement of Cash Flows.  This will be included in any subsequent filings of the 2010 Financial Statements.  The acquisition of the Loan Pool took place in December 2007.  The seller was to receive 2.9 million shares of stock upon completion of a reverse merger into an existing OTCBB shell.  The Company also agreed upon completion of such merger to grant seller a warrant to purchase 2.5 million shares  at an exercise price of $1.50 per share.   The valuation of the portfolio is revised as a non-cash flow activity for the year ended March 31, 2008, although the warrants were not issued until November 2008.

6.
As a related matter, we note you report financing cash flow activities of $160,000 and $247,667 for "Warrant issued for debt" and "Stock issued for reduction of debt", respectively as of March 31, 2010. These also appear to be non-cash activities. Please explain to us your current accounting and the guidance you relied on to support your presentation.

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

Response

See EXHIBIT II revised Statement of Cash Flows.  This will be included in any subsequent filings of the 2010 Financial Statements.

Note 2 — Summary of Significant Accounting Policies, page 18

Intangible Assets, page 21

7.
We note the goodwill balance of $843,697 as of March 31, 2010 as a result of your acquisition of Las Vegas Railway Express. Please provide us with all of the disclosures required by ASC Topic 805 and revise future filings accordingly.

Response

See EXHIBIT III attached for disclosures required for the business combinations as per ASC Topic 805.

Fair Value of Financial Instruments, page 22

8.
We note your response to comment 5 of our letter dated March 15, 2010 stating that the SFAS 157 disclosures have been included in the March 31, 2010 Form 10-K. However, we could not locate these disclosures. Please revise future filings to include these disclosures and provide us with these disclosures in your response letter to us.

Response

Fair Value of Financial Instruments

The Company's financial instruments as defined by FASB ASC 825-10-50 include cash, trade accounts receivable, and accounts payable and accrued expenses.  All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at March 31, 2010.  The amounts shown for notes payable approximate fair value because current interest rates and terms offered to the Company for similar debt are substantially the same.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

The mortgage loan portfolio we report at fair value in our consolidated financial statements fall within the Level 2 category and are valued primarily utilizing inputs and assumptions that are observable in the marketplace or that can be derived from observable market data compared with instruments with similar characteristics.

In the absence of such information or if we are not able to corroborate these prices by other available, relevant market information, we estimate their fair values by using internal calculations or discounted cash flow techniques that incorporate prepayment rates, discount rates and delinquency, default and cumulative loss expectations, that are implied by market prices for similar securities and collateral structure types. Because this valuation technique relies on significant unobservable inputs, the fair value estimation is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions. These assumptions may have a significant effect on our estimates of fair value, and the use of different assumptions as well as changes in market conditions could have a material effect on our results of operations or financial condition.

Note 8 - Equity, page 26

9.
We note your response to comment 9 from our letter dated March 15, 2010, stating that you have restated your financial statements. We note your disclosures on page 31 of your Form 10-K as of March 31, 2010 stating that the 2,000,000 employee stock options granted during fiscal year ended March 31, 2009 were not properly accounted for previously. The impact of the restatement appears to be $63,551. Given the assumptions you reported on page 27 of the Form 10-K, it appears your restatement should be much larger. Please provide us with the Black Scholes calculation you relied on to derive the stock option expense of $63,551 for the 2,000,000 options issued on November 1, 2008.

Response

EXHIBIT IV is the Black Scholes calculation for the 2,000,000 employee stock options granted.  The $317,755 is being recognized at $63,551 annually over a five year vesting period at 20% per year.

10.
As a related matter, we note that you issued 2,853,171 warrants on November 1, 2008 as part of the compensation for your acquisition of 4,466 mortgage loans. In comment 9 of our letter dated March 15, 2010, we addressed not only the valuation of the 2,000,000 in options issued but also the 2,853,171 warrants issued. In your restatement on page 31 of your current Form 10-K, it does not appear that you addressed the 2,853,171 warrants issued. We note your disclosure on page 23 of the Form 10-K stating the fair value of the warrants and 2,900,000 shares of common stock issued was $5,015,485 and was based on the fair value of the portfolio acquired. Please tell us how you determined the $5,015,485 value of the mortgage loans. Please provide us with the exact calculations you used to determine this value and the guidance you relied on to support this.

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

Response

The value of the loans was determined by the frequency of the collections on the loan. So a group of loans that had payments made every other month would be in the 50% pool. If the face value of those loans was $2 million they were put on the companies books at $1 million. When payment was received the interest went to the P&L the principle against the loan balance. They did not accrue interest on any missed payments. Gain or loss was recorded when the loan was sold.

11.
We note your response to comment 10 from our letter dated March 15, 2010. It appears your response was cut-off and thus we could not determine the accounting treatment for your option and warrant cancellations. Accordingly, we reiterate our request for you to tell us your accounting treatment for your cancellation of the 2,853,171 warrants and the 2,000,000 options and where this is presented in the financial statements. While you disclosed the cancellations in your Form 10-Q as of December 31, 2009, we did not note any disclosures regarding this matter in your Form 10-K as of March 31, 2010. Lastly, please revise future filings to discuss the cancellations, substitute compensation and your accounting treatments.

Response

It is correct that the 2,853,171 warrants were cancelled in the period ended December 31, 2009.  We will disclose in all future filings that these were cancelled.  The warrants were part of the initial acquisition of the loan portfolio and the valuation included in additional paid in capital.  As the valuation had not changed, the valuation remained in additional paid in capital.

Form 10-Q as of June 30. 2010

Note 6 – Equity, page 10

12.
In this footnote you state that there are 2,853,175 warrants outstanding. In your Form 10-Q as of December 31, 2009, you state that 2,853,171 warrants were cancelled and we addressed this in our previous letter and our comment above.  Please clarify.

Response

It is correct that the 2,853,171 warrants were cancelled in the period ended December 31, 2009.  We will disclose in all future filings that these were cancelled.  The warrants were part of the initial acquisition of the loan portfolio and the valuation included in additional paid in capital.  As the valuation had not changed, the valuation remained in additional paid in capital.

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

Exhibits 31.1 and 31.2

13.	We note multiple differences between the language of your certifications and the language required by Item 601(bX31) of Regulation S-K. Please revise all future certifications accordingly.

Response

We will comply.

Form 10-O as of September 30.2010

Exhibits 31.1 and 31.2

14.	We note multiple differences between the language of your certifications and the language required by Item 601(bX31) of Regulation S-K. Please revise all future certifications accordingly.

Response

We will comply.

You may contact Mr. Michael Barron, CEO at (702) 583-6715 if you have any questions.

Sincerely,

/s/ Michael A. Barron

Michael A. Barron
Chief Executive Officer

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

EXHIBIT I

UNAUDITED PRO FORMA OPERATING RESULTS

The accompanying unaudited pro forma operating results are prepared as if the acquisition of Las Vegas Railway Express, Inc. by Liberty Capital Asset Management, Inc. had occurred at the beginning of the periods.  The results have been adjusted for the elimination of intercompany transactions.  The results for Liberty Capital Asset Management, Inc. have been restated to correct errors in previously reported amounts

The pro forma operating results may not be indicative of the actual results of operations that would have occurred had the acquisition been consummated on the dates indicated and there can be no assurance that the foregoing results will be obtained.  In particular, the pro forma condensed consolidated financial statements are based on management’s current estimates of the asset purchase agreement.  The actual results may differ.

	Nine Months	Year ended
	Ended	Ended
	March 31,	December 31,
	2009	2009
Revenues	$69,750	$-

Cost of revenues	-	-

Gross profit	69,750	-

Expenses:
Salaries and wages	1,219,313	359,441
Selling, general, and administrative	1,116,524	704,313
Professional fees	180,093	352,267
Depreciation	73,046	55,673
	2,588,976	1,471,694

Net operating loss	(2,519,226)	(1,471,694)

Interest expense	(46,768)	(32,143)

Net loss	$(2,565,994)	$(1,503,837)

Net loss per share, basic and diluted	$(0.39)	$(0.14)

Weighted average number of shares	6,501,650	10,570,712

Exhibit 1 - Page 1

EXHIBIT II
	March 31,	March 31,	March 31,
	2010	2009	2008
		(restated)	(restated)
Cash flows from operating activities:
Net loss	$(3,683,459)	$(2,548,464)	$(1,745,651)

Adjustments to reconcile net loss from operations to net cash used in operations:
Depreciation and amortization	728	73,046	41,258
Warrrant issued for debt	160,000	-	-
Stock issued for services	331,400	-	-
Stock issued for compensation	274,890	-	-
Stock based compensation non cash	63,551	63,551	-
Changes in operating assets and liabilities:
Assets of discontinued operations	2,087,467	-	-
(Increase) decrease in loan receivable	-	(546,241)	(229,579)
(Increase) decrease in loan portfolio	-	1,898,649	2,129,482
(Increase) decrease in goodwill associated with asset purchase	(843,697)	-	-
(Increase) decrease in other current assets	(50,000)	(4,589)	(37,485)
Liabilities of discontinued operations, net	602,634	-	-
Increase (decrease) in stock subscription payable	800,000	-	-
Increase (decrease) in accounts payable and accrued expenses	1,329	229,267	248,905
Net cash (used in) provided by operating activities	(255,158)	(834,782)	406,929

Cash flows from investing activities:
Purchase of fixed assets	(60,000)	(3,498)	(372,719)
Net cash used in investing activities	(60,000)	(3,498)	(372,719)

Cash flows from financing activities:
Proceeds of notes payable	280,000	382,000	-
Payments from notes payable	-	(25,972)	-
Proceeds for related notes payable	44,850	415,508	-
Payments for related notes payable	(24,125)	(223,272)	-
Reverse merger defecit in excess of capital	-	(1,426)	-
Stock issued for cash	-	277,536	-
Net cash provided by (used in) financing activities	300,725	824,374	-

Net increase (decrease) in cash and cash equivalents	(14,433)	(13,906)	34,210

Cash and cash equivalents, beginning of period	$20,304	$34,210	$-
Cash and cash equivalents, end of period	$5,871	$20,304	$34,210

Supplemental disclosure of cash flow information
Interest paid	$2,500	$19,042	$-
Supplemental Schedule of Non-cash Investing and Financing Activities:
Warrant issued for debt	$160,000	$-	$-
Stock issued for reduction of debt	$247,667	$-	$-
Acquisition of loan pool	$-	$-	$5,015,485

Exhibit 2 - Page 1

EXHIBIT III

Goodwill:

As the transaction was less than 5 months old, no impairment was given to the Goodwill.  At this time there is insufficient evidence to know whether or not operations will provide sufficient cash flow to justify the goodwill value.  It is viewed that as long as the Company is addressing timely the milestones required to reach viability that there will not be an impairment.  If at future dates, it appears the Company will be unable to achieve the business plan and meet the required milestones prior to operations, impairment will be considered.

Note 14:  Business Combination

On November 23, 2009, the Company entered into an Asset Purchase Agreement with Las Vegas Railway Express, a Nevada Corporation, of which Allegheny is owner of 28.6% and Mr. Barron is a 28.6% owner, independent of Allegheny.  On January 21, 2010, by shareholder approval the Company acquired Las Vegas Railway Express for 20,000,000 shares of the Company’s stock, of which 4,000,000 has been issued on April 23, 2010.  The remaining shares, 16,000,000 are to be issued upon the completion of certain milestones achieved by the Company.  These agreements are deemed necessary for the continued operation of the Company’s proposed railway service.

There were 16,000,000 shares undistributed at March 31, 2010.
2,000,000 shares upon procurement of approval from Union Pacific Railroad to allow operation on UP trackage;
2,000,000 shares upon  procurement of approval from Burlington Northern Santa Fe Railway to allow operation on BNSF trackage;
4,000,000 shares upon procurement of a train railset of passenger cars available for operation;
4,000,000 shares upon procurement of a train haulage agreement of passenger cars by an approved haulage company such as Amtrak, Herzog, Rail America, or any Class 1 railroad company.
4,000,000 shares upon first actual operating run.

November 30,
2009
Assets:
Cash	$153
Liabilities:
Note payable, related party	(43,850)
Fair market value of net identifiable assets on November 23, 2009	(43,697)
Purchase price consideration provided in acquisition of entity	800,000)

Value of assigned goodwill	$843,697

The parties exchanged stock subscription receivable as described above in consideration for purchase on entity.

Exhibit 3 - Page 1

EXHIBIT III

UNAUDITED PRO FORMA OPERATING RESULTS

The accompanying unaudited pro forma operating results are prepared as if the acquisition of Las Vegas Railway Express, Inc. by Liberty Capital Asset Management, Inc. had occurred at the beginning of the periods.  The results have been adjusted for the elimination of intercompany transactions.  The results for Liberty Capital Asset Management, Inc. have been restated to correct errors in previously reported amounts

The pro forma operating results may not be indicative of the actual results of operations that would have occurred had the acquisition been consummated on the dates indicated and there can be no assurance that the foregoing results will be obtained.  In particular, the pro forma condensed consolidated financial statements are based on management’s current estimates of the asset purchase agreement.  The actual results may differ.

	Year ended	Ended
	March 31,	March 31,
	2009	2010
Revenues	$69,750	$-

Cost of revenues	-	-

Gross profit	69,750	-

Expenses:
Salaries and wages	1,219,313	326,037
Selling, general, and administrative	1,116,524	71,243
Professional fees	180,093	471,310
Depreciation	73,046	728
	2,588,976	869,318

Loss from continuing operations	(2,519,226)	(869,318)

Interest expense	(46,768)	(9,167)

Net loss from continuing operations	(2,565,994)	(878,485)

Loss from discontinued operations	-	(2,848,632)

Net loss	$(2,565,994)	$(3,727,117)

Net loss per share, continuing operations	$(0.39)	$(0.07)
Net loss per share, discontinued operations	$-	$(0.21)

Weighted average number of common shares
outstanding, basic and diluted	6,501,650	13,484,333

Exhibit 3 - Page 2

EXHIBIT IV

Liberty Capital Asset Management Inc.
SUMMARY OF WARRANTS / OPTION
VALUATION
	Employee
	Options	Total
Compensation Expense Cumulative

March 31, 2009	$63,551	$63,551
March 31, 2010	$63,551	$63,551

TOTAL EXPENSED/ASSET VALUE	$127,102.17

Vest over five years

Beginning of Fiscal Year	4/1/2009

Exhibit 4 - Page 1

EXHIBIT IV

CDA Company
BLACK-SCHOLES OPTION-PRICING MODEL
Michael Barron Warrants
	3/31/2009	3/31/2010
INPUT VARIABLES
Number of Shares	1,000,000
Date issued	11/1/2008
Stock Price at grant date	$0.4500
Exercise Price	$0.500
Term	1.00
Volatility	98%
Annual Rate of Quarterly Dividends	0.00%
Discount Rate - Bond Equivalent Yield	3.50%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$0.45
Present Value of Exercise Price	$0.48
Cumulative Volatility	97.76%

CALL OPTION
Proportion of Stock Present Value	66.15%
Proportion of Exercise Price PV	-28.74%
Call Option Value	$0.1589

PUT OPTION
Proportion of Stock PV	-33.85%
Proportion of Exercise Price PV	71.26%
Put Option Value	$0.19

Number of options valued	1,000,000

	$158,878
Vested 5 years
Percentage Vested	20.00%

Expense as a percentage of Vesting	31,775.54	31,775.54

Net Change Quarterly	31,775.54

	254,204.34

Exhibit 4 - Page 2

EXHIBIT IV

CDA Company
BLACK-SCHOLES OPTION-PRICING MODEL
Joseph Cosio Barron Warrants
	3/31/2009	3/31/2010
INPUT VARIABLES
Number of Shares	1,000,000
Date issued	11/1/2008
Stock Price at grant date	$0.4500
Exercise Price	$0.500
Term	1.00
Volatility	98%
Annual Rate of Quarterly Dividends	0.00%
Discount Rate - Bond Equivalent Yield	3.50%

INTERMEDIATE COMPUTATIONS
Present Value of Stock Ex-dividend	$0.45
Present Value of Exercise Price	$0.48
Cumulative Volatility	97.76%

CALL OPTION
Proportion of Stock Present Value	66.15%
Proportion of Exercise Price PV	-28.74%
Call Option Value	$0.1589

PUT OPTION
Proportion of Stock PV	-33.85%
Proportion of Exercise Price PV	71.26%
Put Option Value	$0.19

Number of options valued	1,000,000

Compensation Expense	$158,878
Vested 5 years
Percentage Vested	20.00%

Expense as a percentage of Vesting	31,775.54	31,775.54

Net Change Quarterly	31,775.54

Exhibit 4 - Page 3

EXHIBIT IV

LCPM

HISTORICAL VOLATILITY
11/1/2008
Computed volatility	98%
Number of observations per year or term	16

Date	Close	Dividend	Continuously compounded rate of return
10/10/2008	$0.25	0	0
10/13/2008	$0.27	0	0.076961041
10/14/2008	$0.3	0	0.105360516
10/15/2008	$0.27	0	-0.105360516
10/16/2008	$0.27	0	0
10/17/2008	$0.27	0	0
10/20/2008	$0.27	0	0
10/21/2008	$0.27	0	0
10/22/2008	$0.27	0	0
10/23/2008	$0.29	0	0.071458964
10/24/2008	$0.35	0	0.188052232
10/27/2008	$0.3	0	-0.15415068
10/28/2008	$0.45	0	0.405465108
10/29/2008	$0.45	0	0
10/30/2008	$0.43	0	-0.045462374
10/31/2008	$0.45	0	0.045462374
11/3/2008	$0.5	0	0.105360516
11/4/2008	$0.5	0	0
11/5/2008	$0.44	0	-0.127833372
11/6/2008	$0.45	0	0.022472856
11/7/2008	$0.38	0	-0.16907633
11/10/2008	$0.38	0	0
11/11/2008	$0.5	0	0.274436846
11/12/2008	$0.49	0	-0.020202707
11/13/2008	$0.46	0	-0.063178902
11/14/2008	$0.48	0	0.042559614
11/17/2008	$0.48	0	0
11/18/2008	$0.48	0	0
11/19/2008	$0.48	0	0
11/20/2008	$0.48	0	0
11/21/2008	$0.48	0	0
11/24/2008	$0.48	0	0
11/25/2008	$0.48	0	0
11/26/2008	$0.48	0	0
11/28/2008	$0.52	0	0.080042708
12/1/2008	$0.52	0	0
12/2/2008	$0.94	0	0.592051064
12/3/2008	$0.75	0	-0.225806669
12/4/2008	$0.75	0	0
12/5/2008	$0.75	0	0
12/8/2008	$0.66	0	-0.127833372
12/9/2008	$0.98	0	0.395312737
12/10/2008	$0.7	0	-0.336472237
12/11/2008	$0.7	0	0
12/12/2008	$0.52	0	-0.297251523
12/15/2008	$0.8	0	0.430782916
12/16/2008	$0.8	0	0
12/17/2008	$0.8	0	0
12/18/2008	$1.01	0	0.233093882
12/19/2008	$0.6	0	-0.520775955
12/22/2008	$0.8	0	0.287682072
12/23/2008	$0.75	0	-0.064538521
12/24/2008	$0.75	0	0
12/26/2008	$0.75	0	0
12/29/2008	$0.55	0	-0.310154928
12/30/2008	$0.6	0	0.087011377
12/31/2008	$0.7	0	0.15415068
1/2/2009	$0.7	0	0
1/5/2009	$0.91	0	0.262364264
1/6/2009	$0.91	0	0
1/7/2009	$0.91	0	0
1/8/2009	$0.91	0	0
1/9/2009	$0.6	0	-0.416514944
1/12/2009	$0.91	0	0.416514944
1/13/2009	$0.75	0	-0.193371393
1/14/2009	$0.75	0	0
1/15/2009	$0.75	0	0
1/16/2009	$0.6	0	-0.223143551
1/20/2009	$0.7	0	0.15415068
1/21/2009	$0.7	0	0
1/22/2009	$0.6	0	-0.15415068
1/23/2009	$0.55	0	-0.087011377
1/26/2009	$0.6	0	0.087011377
Copy of 2010 3 31 Employee Options_black scholes_7_71.xls

Exhibit 4 - Page 4

EXHIBIT IV

1/27/2009	$0.5	0	-0.182321557
1/28/2009	$1.01	0	0.703097511
1/29/2009	$0.75	0	-0.297632403
1/30/2009	$0.7	0	-0.068992871
2/2/2009	$0.55	0	-0.241162057
2/3/2009	$0.55	0	0
2/4/2009	$0.55	0	0
2/5/2009	$0.75	0	0.310154928
2/6/2009	$0.51	0	-0.385662481
2/9/2009	$0.72	0	0.344840486
2/10/2009	$0.74	0	0.027398974
2/11/2009	$0.74	0	0
2/12/2009	$0.74	0	0
2/13/2009	$0.74	0	0
2/17/2009	$0.74	0	0
2/18/2009	$0.74	0	0
2/19/2009	$0.41	0	-0.590493026
2/20/2009	$0.55	0	0.293761119
2/23/2009	$0.41	0	-0.293761119
2/24/2009	$0.66	0	0.476082675
2/25/2009	$0.74	0	0.114410351
2/26/2009	$0.74	0	0
2/27/2009	$1.01	0	0.311055424
3/2/2009	$0.72	0	-0.338454398
3/3/2009	$0.73	0	0.013793322
3/4/2009	$0.73	0	0
3/5/2009	$0.41	0	-0.576887374
3/6/2009	$0.71	0	0.54910781
3/9/2009	$0.71	0	0
3/10/2009	$0.42	0	-0.525010259
3/11/2009	$0.68	0	0.481838087
3/12/2009	$0.41	0	-0.505935638
3/13/2009	$0.61	0	0.397301797
3/16/2009	$0.59	0	-0.03333642
3/17/2009	$0.59	0	0
3/18/2009	$0.59	0	0
3/19/2009	$0.59	0	0
3/20/2009	$0.38	0	-0.439951284
3/23/2009	$0.59	0	0.439951284
3/24/2009	$0.59	0	0
3/25/2009	$0.58	0	-0.017094433
3/26/2009	$0.58	0	0
3/27/2009	$0.6	0	0.033901552
3/30/2009	$0.6	0	0
3/31/2009	$0.285	0	-0.744440475
4/1/2009	$0.57	0	0.693147181
4/2/2009	$0.3	0	-0.641853886
4/3/2009	$0.49	0	0.490622916
4/6/2009	$0.49	0	0
4/7/2009	$0.48	0	-0.020619287
4/8/2009	$0.48	0	0
4/9/2009	$0.26	0	-0.613104473
4/13/2009	$0.26	0	0
4/14/2009	$0.48	0	0.613104473
4/15/2009	$0.48	0	0
4/16/2009	$0.48	0	0
4/17/2009	$0.26	0	-0.613104473
4/20/2009	$0.4	0	0.430782916
4/21/2009	$0.4	0	0
4/22/2009	$0.48	0	0.182321557
4/23/2009	$0.46	0	-0.042559614
4/24/2009	$0.46	0	0
4/27/2009	$0.46	0	0
4/28/2009	$0.48	0	0.042559614
4/29/2009	$0.48	0	0
4/30/2009	$0.47	0	-0.021053409
5/1/2009	$0.47	0	0
5/4/2009	$0.47	0	0
5/5/2009	$0.44	0	-0.065957968
5/6/2009	$0.44	0	0
5/7/2009	$0.44	0	0
5/8/2009	$0.44	0	0
5/11/2009	$0.17	0	-0.95097629
5/12/2009	$0.17	0	0
5/13/2009	$0.27	0	0.462623522
5/14/2009	$0.2	0	-0.300104592
5/15/2009	$0.2	0	0
5/18/2009	$0.2	0	0
5/19/2009	$0.15	0	-0.287682072
5/20/2009	$0.1	0	-0.404465608
5/21/2009	$0.162	0	0.481426649
5/22/2009	$0.162	0	0
5/26/2009	$0.162	0	0
5/27/2009	$0.1	0	-0.482426149
5/28/2009	$0.152	0	0.418710335
Copy of 2010 3 31 Employee Options_black scholes_7_71.xls

Exhibit 4 - Page 5

EXHIBIT IV

5/29/2009	$0.086	0	-0.569533225
6/1/2009	$0.086	0	0.001162115
6/2/2009	$0.16	0	0.619664404
6/3/2009	$0.16	0	0
6/4/2009	$0.16	0	0
6/5/2009	$0.16	0	0
6/8/2009	$0.089	0	-0.586537446
6/9/2009	$0.16	0	0.586537446
6/10/2009	$0.16	0	0
6/11/2009	$0.1	0	-0.470003629
6/12/2009	$0.1	0	0
6/15/2009	$0.15	0	0.405465108
6/16/2009	$0.15	0	0
6/17/2009	$0.145	0	-0.033901552
6/18/2009	$0.086	0	-0.522386446
6/19/2009	$0.154	0	0.582605306
6/22/2009	$0.154	0	0
6/23/2009	$0.086	0	-0.582605306
6/24/2009	$0.086	0	0
6/25/2009	$0.06	0	-0.360002734
6/26/2009	$0.12	0	0.693147181
6/29/2009	$0.12	0	0
6/30/2009	$0.09	0	-0.287682072
7/1/2009	$0.09	0	0
7/2/2009	$0.09	0	0
7/6/2009	$0.09	0	0
7/7/2009	$0.087	0	-0.033901552
7/8/2009	$0.09	0	0.033901552
7/9/2009	$0.09	0	0
7/10/2009	$0.09	0	0
7/14/2009	$0.09	0	0
7/15/2009	$0.12	0	0.287682072
7/16/2009	$0.124	0	0.032789823
7/17/2009	$0.124	0	0
7/20/2009	$0.18	0	0.372675285
7/21/2009	$0.06	0	-1.098612289
7/22/2009	$0.18	0	1.098612289
7/23/2009	$0.1	0	-0.587786665
7/24/2009	$0.12	0	0.182321557
7/27/2009	$0.08	0	-0.405465108
7/28/2009	$0.11	0	0.318453731
7/29/2009	$0.11	0	0
7/30/2009	$0.08	0	-0.318453731
7/31/2009	$0.08	0	0
8/3/2009	$0.08	0	0
8/4/2009	$0.08	0	0
8/5/2009	$0.076	0	-0.051293294
8/6/2009	$0.1	0	0.274436846
8/7/2009	$0.1	0	0
8/10/2009	$0.1	0	0
8/11/2009	$0.061	0	-0.49265832
8/18/2009	$0.1	0	0.49265832
8/19/2009	$0.04	0	-0.916290732
8/20/2009	$0.062	0	0.438254931
8/21/2009	$0.04	0	-0.438254931
8/24/2009	$0.07	0	0.559615788
8/25/2009	$0.032	0	-0.782759339
8/31/2009	$0.04	0	0.223143551
9/1/2009	$0.03	0	-0.287682072
9/4/2009	$0.03	0	0
9/8/2009	$0.03	0	0
9/9/2009	$0.05	0	0.510825624
9/11/2009	$0.05	0	0
9/14/2009	$0.04	0	-0.223143551
9/16/2009	$0.05	0	0.223143551
9/17/2009	$0.032	0	-0.446287103
9/21/2009	$0.02	0	-0.470003629
10/5/2009	$0.025	0	0.223143551
10/14/2009	$0.05	0	0.693147181
10/15/2009	$0.07	0	0.336472237
10/19/2009	$0.068	0	-0.028987537
10/21/2009	$0.05	0	-0.3074847
10/27/2009	$0.05	0	0
10/29/2009	$0.05	0	0
10/30/2009	$0.065	0	0.262364264
11/3/2009	$0.05	0	-0.262364264
11/4/2009	$0.04	0	-0.223143551
11/5/2009	$0.04	0	0
11/9/2009	$0.06	0	0.405465108
11/11/2009	$0.06	0	0
11/12/2009	$0.05	0	-0.182321557
11/17/2009	$0.043	0	-0.162518929
11/18/2009	$0.04	0	-0.060624622
11/24/2009	$0.05	0	0.223143551
11/25/2009	$0.06	0	0.182321557
Copy of 2010 3 31 Employee Options_black scholes_7_71.xls

Exhibit 4 - Page 6

EXHIBIT IV

11/27/2009	$0.05	0	-0.182321557
11/30/2009	$0.05	0	0
12/1/2009	$0.05	0	0
12/2/2009	$0.05	0	0
12/3/2009	$0.05	0	0
12/4/2009	$0.05	0	0
12/7/2009	$0.07	0	0.336472237
12/8/2009	$0.12	0	0.538996501
12/9/2009	$0.23	0	0.650587566
12/10/2009	$0.11	0	-0.737598943
12/11/2009	$0.1	0	-0.09531018
12/14/2009	$0.14	0	0.336472237
12/15/2009	$0.08	0	-0.559615788
12/16/2009	$0.11	0	0.318453731
12/17/2009	$0.09	0	-0.200670695
12/18/2009	$0.11	0	0.200670695
12/21/2009	$0.11	0	0
12/22/2009	$0.08	0	-0.318453731
12/23/2009	$0.07	0	-0.133531393
12/24/2009	$0.07	0	0
12/28/2009	$0.07	0	0
12/29/2009	$0.08	0	0.133531393
12/30/2009	$0.08	0	0
12/31/2009	$0.08	0	0
1/4/2010	$0.11	0	0.318453731
1/5/2010	$0.08	0	-0.318453731
1/6/2010	$0.08	0	0
1/7/2010	$0.08	0	0
1/8/2010	$0.08	0	0
1/11/2010	$0.08	0	0
1/12/2010	$0.08	0	0
1/13/2010	$0.08	0	0
1/14/2010	$0.09	0	0.117783036
1/15/2010	$0.09	0	0
1/19/2010	$0.09	0	0
1/20/2010	$0.09	0	0
1/21/2010	$0.1	0	0.105360516
1/22/2010	$0.1	0	0
1/25/2010	$0.1	0	0
1/26/2010	$0.08	0	-0.223143551
1/27/2010	$0.1	0	0.223143551
1/28/2010	$0.1	0	0
1/29/2010	$0.11	0	0.09531018
2/1/2010	$0.08	0	-0.318453731
2/2/2010	$0.08	0	0
2/3/2010	$0.08	0	0
2/4/2010	$0.09	0	0.117783036
2/5/2010	$0.09	0	0
2/8/2010	$0.08	0	-0.117783036
2/9/2010	$0.08	0	0
2/10/2010	$0.08	0	0
2/11/2010	$0.07	0	-0.133531393
2/12/2010	$0.07	0	0
2/16/2010	$0.07	0	0
2/17/2010	$0.07	0	0
2/18/2010	$0.07	0	0
2/19/2010	$0.07	0	0
2/22/2010	$0.07	0	0
2/23/2010	$0.07	0	0
2/24/2010	$0.07	0	0
2/25/2010	$0.2	0	1.049822124
2/26/2010	$0.2	0	0
3/1/2010	$0.2	0	0
3/2/2010	$0.2	0	0
3/3/2010	$0.2	0	0
3/4/2010	$0.15	0	-0.287682072
3/5/2010	$0.2	0	0.287682072
3/8/2010	$0.14	0	-0.356674944
3/9/2010	$0.2	0	0.356674944
3/10/2010	$0.2	0	0
3/11/2010	$0.2	0	0
3/12/2010	$0.2	0	0
3/15/2010	$0.13	0	-0.430782916
3/16/2010	$0.13	0	0
3/17/2010	$0.2	0	0.430782916
3/18/2010	$0.2	0	0
3/19/2010	$0.2	0	0
3/22/2010	$0.22	0	0.09531018
3/23/2010	$0.23	0	0.044451763
3/24/2010	$0.16	0	-0.362905494
3/25/2010	$0.21	0	0.271933715
3/26/2010	$0.21	0	0
3/29/2010	$0.21	0	0
3/30/2010	$0.21	0	0
3/31/2010	$0.22	0	0.046520016

Copy of 2010 3 31 Employee Options_black scholes_7_71.xls

Exhibit 4 - Page 7